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                                                                   EXHIBIT 12.01

                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

                                                        Nine Months Ended
                                                          September 30,                 Year Ended December 31,
                                                        -----------------    ---------------------------------------------
(In millions)                                             2003      2002      2002      2001      2000     1999      1998
                                                        -------    ------    ------    ------    ------   ------    ------
EARNINGS                                                $(1,160)   $  762    $1,068    $  341    $1,418   $1,235    $1,475
ADD:
FIXED CHARGES
   Interest expense                                         205       198       265       295       250      219       216
   Interest factor attributable to rentals                   57        54        73        72        67       61        54
   Interest credited to contractholders                     845       775     1,048     1,050       964    1,071     1,376
                                                        -------    ------    ------    ------    ------   ------    ------
TOTAL FIXED CHARGES                                       1,107     1,027     1,386     1,417     1,281    1,351     1,646

TOTAL FIXED CHARGES EXCLUDING INTEREST CREDITED TO
   CONTRACTHOLDERS                                          262       252       338       367       317      280       270
                                                        -------    ------    ------    ------    ------   ------    ------

EARNINGS, AS DEFINED                                        (53)    1,789     2,454     1,758     2,699    2,586     3,121

EARNINGS, AS DEFINED, EXCLUDING INTEREST CREDITED TO
   CONTRACTHOLDERS                                      $  (898)   $1,014    $1,406    $  708    $1,735   $1,515    $1,745
                                                        -------    ------    ------    ------    ------   ------    ------

RATIOS
   Earnings, as defined, to total fixed charges           NM[1]       1.7       1.8       1.2[2]    2.1      1.9       1.9
   Earnings, as defined, to total fixed charges and
     preference dividends [3]                             NM[1]       1.7       1.8       1.2[2]    2.1      1.9       1.9
   Earnings, as defined, excluding interest credited
     to contractholders, to total fixed charges
     excluding interest credited to contractholders       NM[1]       4.0       4.2       1.9[2]    5.5      5.4       6.5
   Deficiency of earnings to fixed charges and
     preference dividends [4]                           $ 1,160        --        --        --        --       --        --

[1] NM: Not meaningful

[2] For 2001, the calculation of the ratio of consolidated earnings to fixed charges includes before-tax losses of $678 million relating to the terrorist attack on September 11, 2001.

[3] We had no dividends on preferred stock for the years 1998 to 2002 or for the nine months ended September 30, 2003 or 2002.

[4] Represents additional earnings that would be necessary to result in a one to one ratio of consolidated earnings to fixed charges and preference dividends. This amount includes a before-tax charge of $2.6 billion related to the Company's 2003 asbestos reserve addition.